UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

The Chosen, LLC
(Exact name of issuer as specified in its charter)

Utah	82-3246222
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

4 S 2600 W, Suite 5, Hurricane, Utah 84737
(Full mailing address of principal executive offices)

(833) 924-6736
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of The Chosen, LLC, a Utah limited liability company, referred to herein as “we”, “us,” “our” or “the Company”, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated June 15, 2018 filed pursuant to Rule 253(g)(2) (the “Final Offering Circular”) under the caption “RISK FACTORS” and which are incorporated herein by reference.

https://www.sec.gov/Archives/edgar/data/1733443/000165495418006710/chosen_253g2.htm

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

The Chosen is the first-ever multi-season TV series about the life of Christ and those He touched. The Company produces and markets the series to a worldwide market. Their large faith-based audience has risen to the call to help fund and support the project as devoted fans and investors, contributing to The Chosen’s success.

The Company has successfully released Season 1 and Season 2 and commenced production of Season 3 anticipating a release of the first episode in the later part of 2022. During the interim period of January 1, 2022 through June 30, 2022, there were significant changes in liquidity of the Company as the Series had significant expenditures related to the production of Season 3 and the completion of the Capernaum set in Midlothian, Texas along with providing the interim funding for the film campus owned by Impossible Math, LLC, of which The Chosen owns a controlling voting interest. The funds generated from Seasons 1 and 2 physical media and merchandise sales are being used to cover significant marketing expenses related to the promotion of the Series and the general and administrative costs of the growing company.

No new episodes of the Chosen have been released to the Public thus far in calendar year 2022. The Company expects the first episode of Season 3 to be released in the fourth quarter of 2022.

Operating Results

Semi-Annual Period Ended June 30, 2022

Revenues

Revenue produced by Seasons 1 and 2 through the Exclusive Video-on-demand and Subscription video-on-demand license agreement with Angel Studios, Inc. as well as merchandising were $7,933,674 through June 30, 2022, a decrease from $18,697,209 for the six months ending June 30, 2021. This was a result of no new episodes of the Chosen having been released to the public in the calendar year 2022. Of that decrease, book and print material product sales had a net negative revenue of approximately $416,274 due to large inventory adjustments made by Angel Studios, Inc. There was also a negative revenue reported by Angel to The Chosen of $221,414 related to the final numbers from the Christmas Episode being lower than what was estimated at year-end.

Expenses

Production costs of Season 3, along with pre-production costs of Seasons 4 consisting mainly of script writing, through June 30, 2022, were $13,264,783, as compared to $5,568,425 in the same period of 2021. The increase in costs is mainly attributable to increased quality of production and increased time required for production, covid delays, set availability delays, building delays and union compliance costs for crew members. Film costs are capitalized and amortized over a period of time in proportion to ultimate revenue production. Amortization of the Season 1 and Season 2 film costs through June 30, 2022 was $91,964 and $1,296,951, respectively. The Company’s distribution partner for Seasons 1 and 2, Angel Studios, handled the inventory purchases and other merchandise related costs.

Operating expenses other than amortization of film costs for the six-month period ended June 30, 2022, were $5,298,907, primarily attributable to $2,018,986 in payroll, benefits, and related taxes, $519,409 in legal and professional fees, $383,581 in royalties, $325,878 in advertising and marketing, $274,625 in actor and crew retention, and $1,776,428 in insurance, fees, office expenses, meal reimbursements, and other traveling expenses.

Liquidity and Capital Resources

As of June 30, 2022, The Company had $10,148,551 of cash on hand.

Prior to June 30, 2019, the Company was primarily financed by the sale of its preferred Class A units. As of June 30, 2019, the Company had sold 11,190,030 preferred class A units and raised an aggregate net proceeds of $10,049,559. These issuances provided the funds necessary to finalize the production of the entirety of Season 1. No new units were issued through June 30, 2022. Since that time, the Company’s operations have been financed by the revenues produced by Season 1 and Season 2.

For the Semi-Annual period ended June 30, 2022, the Company used $13,264,783 of cash related to film production costs, mostly attributable to Season 3, and incurred an additional $10,844,268 through September 28, 2022. The Company expects to incur additional costs of between one and three million dollars to complete production.

For the semi-annual period ended June 30, 2022, the Company used $14,894,564 for the acquisition of property & equipment, mostly attributable to the set and film campus construction to establish a permanent home for future seasons of The Chosen. The Company incurred an additional $8,344,189 through September 28, 2022.

As of June 30, 2022, the cash funds available to the Company, along with expected future revenues, are expected to be less than sufficient to cover the costs of completing the set and film campus construction and for Season 3 production. A line of credit agreement in the amount of $15,000,000 was signed on July 29, 2022, to see the projects to completion. In the coming weeks, the Company anticipates entering into an extension of the line of credit for an additional $10,000,000, which would result in a total of $25,000,000 available.

On September 2, 2022, the Company notified Angel Studios, Inc. that it will be terminating the license agreement with them dated November 26, 2019 as of the end of its current term, or November 25, 2022. This license agreement was responsible for the vast majority  of Company revenues to date. The Company has agreed in principal to enter into a new licensing agreement with Angel Studios, subject to the completion of definitive documentation. Once definitive agreements are signed, the Company will file a current report describing the material terms of the new agreement. The Company hopes that its new licensing agreement with Angel Studios will be in place prior to October 31, 2022. If contract negotiations are prolonged or if a definitive agreement is not reached, it could have a negative impact on future cash flows for the six months ending December 31, 2022.

Revenues from Seasons 1 and 2 continue to be used for operations and to advertise and market the digital and physical sales of Season 1 and 2 along with the writing and production of Season 3. However, the Company does not anticipate that those additional revenues from Seasons 1 and 2 will cover all the expenses related to producing Season 3 and ongoing operations. On July 29, 2022, the Company secured a $15,000,000 line of credit intended as a financing bridge to facilitate the completion of Season 3 and support the upcoming release anticipated for late 2022. The initial term of the line of credit is one year with interest charged at the Wall Street Journal Prime Rate plus one percent. In the coming weeks, the Company anticipates entering into an extension of the line of credit for an additional $10,000,000. Additionally, the Company is pursuing several other long term financing arrangements which the Company hopes to put in place by the end of the year. The Company believes that such financing arrangements will enable it to complete Seasons 3 and 4 and meet its operating expense obligations longer term.

Plan of Operations

The Company’s plan of operations, including material expenditures, over the 2022 fiscal year, is currently focused on the continued marketing of Seasons 1 and 2 of the Series and the development of Season 3, of which the first episode is expected to be released late 2022. The production of Season 3 was completed in September 2022, and post-production is expected to continue through the end of the year. As of June 30, 2022, the direct costs associated with the production of Season 3 is approximately $12,905,212 and the Company is expected to incur additional expenses of approximately $13 million through the end of production and post production of the entirety of Season 3. The budget for Season 3 is an approximate 100 percent increase over the cost to produce Season 2 due to higher equipment rental costs, additional union costs, and increased length and quality of production.

Trend Information

To date, revenues for 2022 have been lower than expected due to the delay in filming Season 3 and no new episodic content being released since July of 2021. On September 2, 2022, the Company notified Angel Studios, Inc. that it will be terminating the license agreement with them dated November 26, 2019 as of the end of its current term, or November 25, 2022. This license agreement was responsible for the vast majority of Company revenues to date. The Company has agreed in principal to enter into a new licensing agreement with Angel Studios, subject to the completion of definitive documentation. Once definitive agreements are signed, the Company will file a current report describing the material terms of the new agreement. The Company hopes that its new licensing agreement with Angel Studios will be in place prior to October 31, 2022.

Except as discussed above, we have not identified any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this report to not be indicative of future operating results or financial condition.

Item 2. Other Information

None

Item 3. Financial Statements

The Chosen, LLC

Interim Consolidated Balance Sheets

As of June 30, 2022 and December 31, 2021 (unaudited)

	June 30,	December 31,
	2022	2021
	(unaudited)	(unaudited)
Assets
Current assets
Cash	$10,148,551	$15,932,446
Accounts receivable	733,433	13,767,532
Other current assets	2,731,574	2,181,807

Total current assets	13,613,558	31,881,785

Property and equipment
Equipment, net of depreciation	494,729	239,172
Furniture and fixtures, net of depreciation	21,100	14,184
Vehicles, net of depreciation	715,868	336,172
Buildings and improvements, net of depreciation	1,660,244	1,233,202
Construction in process	18,762,327	6,901,446
Land	89,545	89,545
Finance right-of-use asset, net of depreciation	79,063	-

Total property and equipment	21,822,876	8,813,721

Other assets
Film costs, net of amortization	21,920,844	10,044,976
Trademark, net of amortization	7,503	7,962
Operating right-of-use asset	526,317	-

Total other assets	22,454,664	10,052,938

Total assets	$57,891,098	$50,748,444

Liabilities and Equity
Current liabilities
Accounts and credit cards payable	$1,009,885	$2,139,985
Operating lease liability, current	100,339	-
Finance lease liability, current	15,073	-
Other current liabilities	1,157,565	1,096,656

Total current liabilities	2,282,862	3,236,641

Long-term liabilities
Deferred tax liability	2,601,273	5,074,409
Operating lease liability, long-term	417,039	-
Finance lease liability, long-term	63,990	-

Total long-term liabilities	3,082,302	5,074,409

Total liabilities	5,365,164	8,311,050

Commitments and contingencies (see Note 2)

Members' equity	46,636,367	42,464,898
Noncontrolling interest	5,889,567	(27,504)
Total equity	52,525,934	42,437,394

Total liabilities and equity	$57,891,098	$50,748,444

The Chosen, LLC

Interim Consolidated Statements of Operations

For the Six Months Ended June 30, 2022 and 2021 (unaudited)

	June 30,	June 30,
	2022	2021
	(unaudited)	(unaudited)
Revenues
Licensing revenues, net	$7,757,117	$17,254,838
Merchandise sales	-	1,099,461
Other revenues	176,557	342,910

Total revenues	7,933,674	18,697,209

Cost of goods sold	868	305,965

Gross profit	7,932,806	18,391,244

Operating expenses
Advertising and marketing	325,878	1,206,747
Amortization of film costs	1,388,915	3,109,958
Depreciation and amortization expense	84,431	13,809
General and administrative	4,887,625	1,477,638
Interest Expense	973	-

Total operating expenses	6,687,822	5,808,152

Net operating income	1,244,984	12,583,092

Other income/(expense)
Interest income	759	233

Total other income/(expense)	759	233

Net income before provision for income taxes	1,245,743	12,583,325

Provision for income taxes	2,748,641	(7,728,893)

Net consolidated income	3,994,384	4,854,432

Net income attributable to noncontrolling interest	177,085	-

Net income attributable to The Chosen, LLC	$4,171,469	$4,854,432

Earnings per common unit, basic and diluted	$0.29	$0.34

Weighted average common units, basic and diluted	14,380,466	14,380,466

The Chosen, LLC

Interim Consolidated Statements of Members’ Equity

For the Six Months Ended June 30, 2022 and the Year Ended December 31, 2021 (unaudited)

					Total
		Class A	Contributed	Accumulated	Members'	Noncontrolling	Total
	Common Units	Preferred Units	Capital	(Deficit)/Income	Equity	Interest	Equity
Balance at December 31, 2020	14,380,466	11,190,030	$10,249,559	$6,302,689	$16,552,248	$-	$16,552,248

Net income / (loss)	-	-	-	25,912,650	25,912,650	(27,504)	25,885,146

Balance at December 31, 2021	14,380,466	11,190,030	10,249,559	32,215,339	42,464,898	(27,504)	42,437,394

Capital Contributions	-	-	-	-	-	6,094,156	6,094,156

Net income / (loss)	-	-	-	4,171,469	4,171,469	(177,085)	3,994,384

Balance at June 30, 2022	14,380,466	11,190,030	$10,249,559	$36,386,808	$46,636,367	$5,889,567	$52,525,934

The Chosen, LLC

Interim Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021 (unaudited)

	June 30,	June 30,
	2022	2021
	(unaudited)	(unaudited)
Cash flows from operating activities
Net consolidated income	$3,994,384	$4,854,432
Adjustments to reconcile net consolidated income to net cash from operating activities:
Depreciation and amortization expense	84,431	13,349
Amortization of film costs	1,388,915	3,110,415
Deferred income tax provision	(2,473,136)	2,219,835
Abandonment of capital raise costs	-	119,853
Changes in operating assets and liabilities
(Increase)/decrease in accounts receivable	13,034,099	(3,176,651)
(Increase)/decrease in other current assets	(549,766)	44,398
(Increase)/decrease in film costs	(13,264,784)	(5,568,425)
Increase/(decrease) in operating lease	(6,651)	-
Increase/(decrease) in income tax payable	-	5,446,956
Increase/(decrease) in accounts payable	757,051	(388,273)
Increase/(decrease) in accrued expenses	60,909	83,841

Net cash flows from operating activities	3,025,452	6,759,730

Cash flows from investing activities
Acquisition of property & equipment	(14,894,564)	(667,766)

Net cash flows from investing activities	(14,894,564)	(667,766)

Cash flows from financing activities
Contributions to Impossible Math from the noncontrolling interest member	6,094,156	-
Reduction of finance lease liability	(8,939)	-

Net cash flows from financing activities	6,085,217	-

Net change in cash	(5,783,895)	6,091,964

Cash, beginning of period	15,932,446	5,693,461

Cash, end of period	$10,148,551	$11,785,425

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$100
Supplemental disclosure of non-cash investing and financing information:
Obtain right-of-use asset (vehicles) in exchange for lease liability	$85,714	$-
Obtain right-of-use asset (building and land) in exchange for lease liability	$526,317	$-
Capital raise costs abandoned	$-	$119,853

The Chosen, LLC

Notes to the Interim Consolidated Financial Statements

June 30, 2022

Note 1                Summary of Significant Accounting Policies

Organization

The Chosen, LLC (Chosen), a Utah limited liability company, is an independent television and film production company formed on October 24, 2017 solely to develop and produce an episodic television series entitled “The Chosen.” The Series is based on the gospels of the Bible and tells the story of the life of Jesus Christ primarily through the perspectives of those who met him throughout his life.

Consolidation

The consolidated financial statements include the accounts of The Chosen, LLC, its wholly owned subsidiaries The Chosen Texas, LLC and The Chosen House, LLC, and its controlling interest in Impossible Math, LLC (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

The Chosen Texas, LLC

The Chosen Texas, was formed on September 6, 2018 and is a wholly owned subsidiary of The Chosen, LLC. The Chosen Texas facilitates the filming of the productions.

The Chosen House, LLC

The Chosen House, LLC was formed on May 26, 2021, and owns real estate located in Midlothian, Texas. The property is used as lodging for employees, contractors, and actors to stay while performing services for The Company.

Impossible Math, LLC

Impossible Math, LLC was formed on May 7, 2021, to own and manage a sound stage that is being built and will be leased to the Chosen, LLC. The Chosen, LLC owns a controlling voting interest in the entity, with 100% of the voting units, while its share of the operation’s profit and loss is 26.9% in 2021 and 10.5% as of June 30, 2022.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated ultimate revenues of the series for the amortization of film costs and useful lives of property and equipment.

The Chosen, LLC

Notes to the Interim Consolidated Financial Statements

June 30, 2022

Note 1                Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. As of June 30, 2022 and December 31, 2021, the bank balance exceeded the federally insured limit by $9,900,645 and $15,357,148, respectively.

A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenues. For the six-months ended June 30, 2022 and June 30, 2021, 93% and 92.3%, respectively, of the Company’s revenues related to one customer – Angel Studios, Inc. (Angel Studios). As of June 30, 2022 and December 31, 2021, 98% and 99% of the Company’s accounts receivable is related to Angel Studios.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by identifying specific troubled accounts and applying historical experience. Receivables are written off when management determines the likelihood of collection is remote. Recoveries of receivables previously written off are recorded when payment is received.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property and equipment is provided using the straight-line method. Expenditures for major renewals and betterments that extend the useful lives of property and equipment have been capitalized. Expenditures for routine repairs are expensed as incurred. Depreciation is based on the following useful lives:

Years
Buildings & Improvements	25 - 30
Equipment	3 - 15
Vehicles	8
Furniture and Fixtures	5

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable.

The Chosen, LLC

Notes to the Interim Consolidated Financial Statements

June 30, 2022

Note 1                Summary of Significant Accounting Policies, continued

Film Costs

Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized costs or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. In April 2022, a payment from the Company’s insurance provider was received in the amount of $250,000 for the loss of filming days due to a polar vortex weather phenomenon that occurred in February 2021. Film costs for Season 2 have been reduced by that amount. The following table represents the components of film costs as of June 30 and December 31:

	June 30,	December 31,
	2022	2021
Released and completed film costs	$20,081,553	$20,331,553
Not released, in production film costs	14,809,466	818,481
In development or preproduction film costs	369,454	845,656
	35,260,473	21,995,690
Accumulated amortization	(13,339,629)	(11,950,714)
	$21,920,844	$10,044,976

The Company amortizes film costs in proportion to the recognition of the related revenue from each episodic production block. Amortization expense for film costs for the six-months ended June 30, 2022 and 2021, was $1,388,915 and $3,109,958, respectively.

The future aggregate amounts of amortization expense expected to be recognized over the next five years related to released and completed film costs as of June 30, 2022, are as follows:

Years Ending June 30:	Amount
2023	$3,303,347
2024	1,606,695
2025	1,103,249
2026	588,512
2027	140,121
Total	$6,741,924

The Chosen, LLC

Notes to the Interim Consolidated Financial Statements

June 30, 2022

Note 1                Summary of Significant Accounting Policies, continued

Intangibles – Trademark

The Company has one intangible asset, a trademark that is amortized over its economic life.

	June 30,	December 31,
	2022	2021
Gross carrying value	$9,187	$9,187
Accumulated amortization	(1,684)	(1,225)
Net carrying value	$7,503	$7,962

Capital Raise Costs

The Company filed a preliminary offering under Regulation A on September 3, 2020, for an additional $20,000,001 to fund the production of future seasons of The Chosen. Costs expended in preparation for this potential capital raise are included in the Company’s financial statements as an asset until such time as the Offering is activated or abandoned. In 2021, the Company made the decision to not initiate the offering and the previously capitalized costs, totaling $119,853, have been written off as general and administrative expense.

Revenue Recognition

The Company generates revenue from 1) licensing agreements with Angel Studios relating to the streaming of the Company’s intellectual property via digital media – Video-on-Demand (VOD) and Subscription Video-on-Demand (SVOD), 2) physical media, books, and print material sales, 3) licensing agreements with Angel Studios relating to showing the Company’s intellectual property in movie theaters, 4) merchandise sales, and 5) ad share revenue. The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services.

To achieve the core principle of Topic 606, the Company applies the following five steps:

1) Identify the contract with the customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract

5) Recognize revenue when or as the Company satisfies a performance obligation

The Chosen, LLC

Notes to the Interim Consolidated Financial Statements

June 30, 2022

Note 1                Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

Digital Media (VOD and SVOD)

Digital media revenue stems from licensing agreements with Angel Studios, wherein Angel Studios streams the Company’s intellectual property. The license is not distinct from the streaming services, and the arrangement represents a sale or usage-based royalty with the license representing the predominant item to which the royalty relates. The VOD sales and SVOD usage revenues are determined according to the licensing agreement based on hours viewed by Angel Studios’ customers during each quarter of the year. Angel Studios provides the Company quarterly royalty reports detailing the sales or usage-based royalties, which amounts Angel Studios remits to the Company. The Company recognizes revenue based on these royalty reports, which represents when the sales or usage occurred and the satisfaction of the performance obligation to the end customer. During the six-months ended June 30, 2022, and June 30, 2021, the digital media revenue was substantially all related to the first and second television season of The Chosen. As Angel Studios is primarily responsible to fulfil the performance obligation and sets the pricing, the Company recognizes revenue on a net basis, which represents the royalty amounts the Company receives from Angel Studios.

Physical Media, Books, and Print Material Sales

The Company sells Blu-Ray discs, DVD’s, books, and related print material to end users. The Company does not own or maintain the physical media inventory. The inventory is held by the book publishers and Angel Studios who fulfill the orders. Revenue is recognized when the end customer receives and pays for the physical media. The book publishers and Angel Studios remit a portion of the sales amount to the Company. The Company recognizes revenue on a net basis.

Box Office Sales

Box office sales stem from licensing agreements with Angel Studios, wherein Angel Studios made arrangements for the Company’s Christmas episode to be released for viewing in theaters across the nation in December 2021. Fathom Events coordinated the event. Revenue is recognized on a net basis reduced for portions due to the theater, the event coordinator, and Angel Studios. Revenue is recognized on the date of the showing on each ticket.

Merchandise Revenue

The Company sells The Chosen merchandise – mainly clothing. Revenue is recognized when the customer receives and pays for the merchandise. The Company does not own or maintain the merchandise inventory. However, when the goods ship from the third party to the customer, the Company has risk-of-loss, and is responsible for goods in transit. Through Mid-March 2021, the Company managed an online store through a third-party application and orders were drop shipped to end customers using the third-party platform.

The Company contracted with a third-party supplier that is responsible for fulfilling the sales. The third-party supplier invoiced the Company for inventory sold and fulfillment services; all of the cost of goods sold is related to the third-party supplier costs. The Company recognized revenue and respective expenses on a gross basis. Revenue is disaggregated from contracts with customers by goods or services as we believe it best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors. Since Mid-March 2021, merchandise sales are managed by Angel Studios and inventories are maintained and recognized in the same manner as physical media (all merchandise inventory is owned by Angel Studios).

Ad Share Revenue

The Company has monetized their YouTube and Facebook marketing videos allowing the Company to share in revenue from advertisements shown before, during or alongside the uploaded clip. Revenue is recognized when the ad share payment is payable from the various social media platforms.

The Chosen, LLC

Notes to the Interim Consolidated Financial Statements

June 30, 2022

Note 1            Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

The following table presents the Company’s revenue disaggregated by the previously mentioned performance obligations for the six-months ended June 30, 2022 and 2021.

	June 30,	June 30,
	2022	2021
Physical media	$834,476	$3,552,846
Digital media - VOD/SVOD	7,517,663	12,712,680
Box office sales	(221,414)	-
Merchandise	42,665	2,088,774
Books and print material	(416,274)	-
Ad share	156,111	325,620
Other revenue	20,447	17,289
	$7,933,674	$18,697,209

Advertising

Advertising costs are expensed as incurred. Advertising expenses for the six-months ended June 30, 2022 and 2021 totaled $325,878 and $1,206,747, respectively.

Income Taxes

The Company is a Utah limited liability company which has elected to be taxed as a C-Corporation. Under this structure, the Company is liable for the income taxes on the Company’s income or loss at the Federal and State levels. Its members are also liable for income taxes on any distributions (dividends) received by the Company. The company has recorded federal and state income taxes receivable of $453,240 and $75,272, respectively, as of June 30, 2022, which are included in “other current assets” on the balance sheet.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are considered to be realizable. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that deferred tax assets would be realized in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Chosen, LLC

Notes to the Interim Consolidated Financial Statements

June 30, 2022

Note 1            Summary of Significant Accounting Policies, continued

Income Taxes, continued

The provision for income taxes for the six-months ended June 30, 2022, is comprised of the following components:

	June 30,	June 30,
	2022	2021
Deferred income tax benefit	$2,473,136	$-
Deferred provision for income tax	-	(2,219,833)
Current income taxes	275,505	(5,509,060)
	$2,748,641	$(7,728,893)

Significant components of the Company’s deferred income tax liability are as follows:

	June 30,	December 31,
	2022	2021
Film costs	$5,214,822	$2,302,011
Cash basis adjustments	(2,771,115)	2,647,941
Net operating loss carryforwards	-	-
Other	157,566	124,457
	$2,601,273	$5,074,409

The Company has concluded that there are no significant uncertain tax position requiring disclosure, and there are no material amounts of unrecognized tax benefits.

Recently Issued Accounting Pronouncements

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10; Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

Effective January 1, 2022, the Company adopted FASB ASC 842, Leases. The Company determines if an arrangement contains a lease at inception based on whether the Company has the right to control the asset during the contract period and other facts and circumstances. The Company elected the package of practical expedients and the effective method of the modified retrospective approach permitted under the transition guidance within the new standard, which among other things, allowed it to carry forward the historical lease classification with the equivalent to the lease liability measured as of the initial date of application, including specific adjustments.

The Chosen, LLC

Notes to the Interim Consolidated Financial Statements

June 30, 2022

Note 1            Summary of Significant Accounting Policies, continued

Recently Issued Accounting Pronouncements, continued

The adoption of FASB ASC 842 resulted in the recognition of right-of-use assets, net of prepaid lease payments and lease incentives, of $612,031, operating lease liabilities of $85,714 and finance lease liabilities of $517,202 as of January 1, 2022. Results for period beginning prior to January 1, 2022 continue to be reported in accordance with our historical accounting treatment. The adoption of FASB ASC 842 did not have a material impact on the Company’s results of operations, cash flows or debt covenants.

Prior Year Reclassifications

Certain amounts in the June 30, 2021 comparative information have been reclassified to conform to the current year presentation.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through September 29, 2022, which is the date the financial statements were available to be issued (See Note 5).

Note 2            Commitments and Contingencies

Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results of operations, or liquidity.

Exclusivity Agreement

In 2018, the Company entered into an exclusive video-on-demand and subscription licensing agreement with Angel Studios, for distribution of the Company’s television series. This agreement was amended in November 2019 and September 2020 and is set to expire November 25, 2022 (See Note 5).

Employee Agreements

The Company has entered into employment agreements with members of management and certain contractors. The terms of the agreements vary but include one or more of the following provisions: stipulated base salary, profit sharing, royalties, retention bonuses, vacation benefits, and severance.

Independent Contractor Agreement

The Company has entered into an independent contractor agreement with Out of Order Studios for services related to the production of the Series and its related products. The initial term of the agreement is for one-year at $500,000 and includes automatic one-year term renewals with $50,000 annual increases until the agreement is terminated.

The Chosen, LLC

Notes to the Interim Consolidated Financial Statements

June 30, 2022

Note 2            Commitments and Contingencies, continued

Lease Agreements

The Company leases some of its operating and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2026 and provide for renewal options ranging from one month to four terms of ten-years. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties.

One office space lease provides for annual increases of $15 and $16 per month for the second and third years, respectively. The other leases do not provide for increases in future minimum annual rental payments. One of the operating leases requires quarterly payments of the greater of $30,000 or 20% of the gross revenues of the tenant, Impossible Math, LLC. In general, the lease agreements require the Company to pay for real estate taxes, repairs, and maintenance.

The Impossible Math, LLC operating lease agreement includes an initial non-cancellable lease period of 5 years with four automatic ten-year renewal periods unless lessee or lessor terminates the lease. The Company has determined that it is reasonably certain that it will not renew after the initial five year lease period. The lease liability has only been recorded for the initial lease period and does not include the optional renewal periods.

The finance leases require combined monthly payments of $1,738 through the end of 2026. Title will pass to the lessee (the Company) at the end of the lease period.

The following is a maturity analysis of the annual undiscounted cash flows of the operating leases as of June 30, 2022:

Years Ending June 30:	Amount
2023	$105,877
2024	126,356
2025	120,531
2026	120,000
2027	60,000
Thereafter	-
Total	$532,764

The following is a maturity analysis of the annual undiscounted cash flows of the finance leases as of June 30, 2022:

Years Ending June 30:	Amount
2023	$20,860
2024	20,860
2025	20,860
2026	20,860
2027	11,095
Thereafter	-
Total	$94,535

The Chosen, LLC

Notes to the Interim Consolidated Financial Statements

June 30, 2022

Note 2            Commitments and Contingencies, continued

Lease Agreements, continued

The following is an analysis of finance lease expenses that are included in “Depreciation and amortization” expenses in the Interim Consolidated Statements of Operations for the six-months ended June 30, 2022.

	June 30, 2022	June 30, 2021
Finance lease cost (including amortization of right-of-use assets of $6,651 and interest on lease liabilities of $913 for the six-months ending June 30, 2022)	$7,564	$-

Other Information
Weighted-average remaining lease term - finance leases	4.5 years	-
Weighted-average discount rate - finance leases	8.01%	-

The following is an analysis of operating lease expenses that are included in “General and administrative” expenses in the Interim Consolidated Statements of Operations for the six-months ended June 30, 2022.

	June 30, 2022	June 30, 2021
Operating lease cost - Impossible Math (land)	$61,235	$-
Operating lease cost - office space	4,115	-
	$65,350	$-
Other Information
Weighted-average remaining lease term (Impossible Math) - operating leases	4.31 years	-
Weighted-average remaining lease term (office space) - operating leases	0.04 years	-
Weighted-average discount rate (Impossible Math) - operating leases	1.24%	-
Weighted-average discount rate (office space) - operating leases	0.01%	-

Note 3            Preferred Units

The Company’s Class A Preferred Units (Units) are non-voting. If and when distributions are declared, distributions are first made to the holders of the Units until 120% of $1 per Unit has been distributed to the holders in proportion to their interest. Thereafter, distributions are made to the holders of the common units in proportion to their interest.

The Chosen, LLC

Notes to the Interim Consolidated Financial Statements

June 30, 2022

Note 3            Preferred Units, continued

The Company has authorized 2,857,143 non-voting Class B Preferred Units; none are issued and outstanding. After any issuance of Class B Preferred Units, and if and when distributions are declared, Class B unitholders receive distributions after the Class A unitholders and before common unit holders until 110% of $7 per unit has been distributed to the Class B unitholders in proportion to their interest.

Note 4            Related Party Transactions

The Company has entered into various agreements with a company owned by a member of the Company and the member’s spouse to write various books related to the Series. The related company receives a percentage of sales for each book. In total, the amount paid and accrued to the related company for writer fees and book royalties was $417,180 as of June 30, 2022 and $55,156 as of June 30, 2021.

Note 5            Subsequent Events

On September 2, 2022, The Chosen, LLC sent a notice to Angel Studios with notice of termination of the Exclusive Video-on-Demand and Subscription Video-on-Demand License Agreement between the Company and Angel Studios, dated November 26, 2019. The Agreement was for certain distribution rights to the series “The Chosen”. The Agreement has a 3 year period ending November 25, 2022. By its periods, the license agreement would automatically renew for an extended period unless either party gave advance notice of its intent not to renew. As a result of the delivery of the termination notice, the Agreement will terminate at the end of its initial period, or November 25, 2022. Together with this notice, the Company extended an offer to Angel Studios, Inc. to enter into a new license agreement for certain distribution rights to existing and future seasons of “The Chosen”. Angel Studios, Inc. did not accept that offer.

The Company signed a line of credit agreement in the amount of $15,000,000 on July 29, 2022 to finance the completion of the set and film campus construction and Season 3 production to completion. The Company anticipates an extension of the line of credit of an additional $10,000,000 for a total of $25,000,000.

Exhibit Number	Exhibit Description
(2)(a)	Certificate of Registration of the issuer, incorporated by reference to Exhibit 2(a) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(b)	Amendment to the Certificate of Registration of the Issuer, incorporated by reference to Exhibit 2(b) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(c)	Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(c) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(d)	First Amendment to the Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(d) to the Company’s Form 1-A/A filed on May 25, 2018.

(2)(e)	Second Amendment to Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 2(e) to the Company’s Form 1-A/A filed on May 25, 2018.

2(f)	Third Amendment to Amended and Restated Limited Liability Company Agreement of the issuer, incorporated by reference to Exhibit 3(d) to the Company’s Form 1-A filed on September 3, 2020.

(6)(a)	Exclusive Video-On-Demand and Subscription Video-on-Demand License Agreement by and between the Company and VidAngel, Inc. dated as of November 26, 2019.

(6)(b)	Consulting and Coordination Agreement dated August 11, 2020 by and between the Company and VidAngel, Inc., incorporated by reference to Exhibit 6(e) to the Company’s Form 1-A filed on September 3, 2020.

6(c)	Employment Agreement dated July 12, 2020 by and between the Company and Colin McLeod, incorporated by reference to Exhibit 6(f) to the Company’s 1-A filed on September 3, 2020.

(6)(d)	Employment Agreement dated July 15, 2020 by and between the Company and Adam Swerdlow, incorporated by reference to Exhibit 6(g) to the Company’s 1-A filed on September 3, 2020.

(6)(e)	Employment Agreement dated August 1, 2020 by and between the Company and Derral Eves, incorporated by reference to Exhibit 6(h) to the Company’s 1-A filed on September 3, 2020.

(6)(f)	Employment Agreement dated August 1, 2020 by and between the Company and Dallas Jenkins, incorporated by reference to Exhibit 6(i) to the Company’s 1-A filed on September 3, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issue had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Chosen, LLC

Date	September 30, 2022	By:	/s/ Derral Eves
Derral Eves
Chief Executive Officer